Filed Pursuant to Rule 433
Registration No. 333-153608-02
January 14, 2009
Metropolitan Edison Company
Pricing Term Sheet

Issuer	Metropolitan Edison Company
Ratings*	Baa2/BBB (Moody’s/S&P)
Principal Amount	$300,000,000
Security Type	7.70% Senior Notes Due 2019
Trade Date	January 14, 2009
Settlement Date	January 20, 2009; T+3
Maturity Date	January 15, 2019
Coupon Payment Dates	Semi-annual payments in arrears on January 15 and July 15 of each year, beginning on July 15, 2009
Call Structure	Make-whole call at T+50 bps
Benchmark	3.75% due November 15, 2018
Benchmark Price	113-21
Benchmark Yield	2.198%
Reoffer Spread	550.2 bps
Reoffer Yield	7.70%
Coupon	7.70%
Price	100% of principal amount
Net Proceeds (%)	99.35%
Net Proceeds ($)	$298,050,000
Joint-Bookrunners	Banc of America Securities LLC (30%) Goldman, Sachs & Co. (30%) Scotia Capital (USA) Inc. (30%)
Co-Manager	PNC Capital Markets LLC (10%)
CUSIP	591894 BX7
ISIN	US591894BX72
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Banc of America Securities LLC by calling toll-free at 1-800-294-1322, Goldman, Sachs & Co. by calling toll-free 1-866-471-2526 or emailing prospectus-ny@ny.email.gs.com, or Scotia Capital (USA) Inc. by calling toll-free at 1-800-372-3930.